U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   Hermelin               Marc                      S.
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   (Last)               (First)                 (Middle)

   2503 South Hanley Road
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                                    (Street)

   St. Louis,              MO                   63144
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   K-V Pharmaceutical Company KVA, KVB

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   November, 2000
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer

   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

                    Vice Chairman and Chief Executive Officer
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7.  Individual or Joint/Group Reporting

    [ X ] Form Filed by One Reporting Person
    [   ] Form Filed by More Than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                (A)                of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount   or     Price       (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V               (D)                and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock                                                                                 86,509(a)     D
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                                                                                                  1,393,077(a)     I(b)
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                                                                                                    264,375(a)     I(c)
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SEC.CHA


(a) Reflects three-for-two stock split, in form of stock dividend to Share-holders of record August 28, 2000.

(b) Shares held in two trusts in which the reporting person is one of three trustees of each trust; including Trust Agreement dated 12/22/73 FBO Marc
     S. Hermelin, in which the reporting person is the primary beneficiary, and one trust including Trust Agreement dated 12/12/73 FBO Minnette Hermelin.

(c) Shares held in an Irrevocable trust for the benefit of the reporting person. The reporting person does not hold or share voting or dispositive power regarding the shares.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form  is filed by  more than one  reporting person, see  Instruction
4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Option to                                                                      Class A
Purchase         13.887     6/1/00    A       75,000                  6/1/03   Common    75,000             75,000     D
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

Explanation of Responses:



        /s/ Marc S. Hermelin                                     11/08/00
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      **Signature of Reporting Person                             Date
        Marc S. Hermelin

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

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